Filed pursuant to Rule 433

Registration File No. 333-140859

Supplementing the Preliminary Prospectus

Supplement dated May 5, 2009

(To Prospectus dated February 23, 2007)

130,434,783 Shares

The Dow Chemical Company

Common Stock

Pricing Term Sheet

May 6, 2009

Issuer:	The Dow Chemical Company

Common stock offered by Dow:	66,666,683 shares

Common stock offered by the selling stockholders:	63,768,100 shares

Option to purchase additional shares:	The selling stockholders will grant the underwriters a 30-day option to purchase up to an aggregate of 19,565,217 shares of common stock.

Common stock to be outstanding after the offering:	1,056,350,186 shares (1,075,915,403 shares if the underwriters exercise their option to purchase additional shares in full)

Public offering price:	$15.00 per share / approximately $1,956,521,745 total (excluding the underwriters’ option to purchase additional shares of common stock).

Underwriting discounts and commissions:	$0.50625 per share /approximately $66,032,609 total (excluding the underwriters’ option to purchase additional shares of common stock).

Proceeds, before expenses, to Dow:	$14.49375 per share /approximately $966,250,237 total

Proceeds, before expenses, to the selling stockholders:	$14.49375 per share / approximately $924,238,899 total (excluding the underwriters’ option to purchase additional shares of common stock).

Use of proceeds:

Dow intends to use all of the net proceeds from this offering to be received by it to repay a portion of its borrowings under the Term Loan Agreement (as defined in the preliminary prospectus supplement referred to below).

Dow will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

New York Stock Exchange Symbol:	DOW

Trade Date:	May 6, 2009.

Settlement Date:	May 12, 2009.

Other Offering:

On May 6, 2009, Dow commenced a benchmark offering of senior notes, the net proceeds of which Dow intends to use (i) to repay a portion of its borrowings under the Term Loan Agreement and (ii) for refinancings, renewals, replacements and refundings of outstanding indebtedness. A portion of the senior notes are being offered by selling noteholders.

The consummation of the common stock offering is not conditioned upon the consummation of the debt offering, but the consummation of the debt offering by the selling noteholders is conditioned upon consummation of the common stock offering by Dow. There can be no assurance as to the size of the debt offering.

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc.

Co-Managers:

ABN AMRO Incorporated

BNY Mellon Capital Markets, LLC

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Series B Preferred Stock Outstanding Prior to Offering:	2,500,000 shares, liquidation amount $1,000 per share

Series B Preferred Stock Outstanding After Offering:	1,591,282 shares, liquidation amount $1,000 per share (assuming no exercise of the underwriters’ option to purchase additional shares)

Selling Stockholders:	The common stock offered by the selling stockholders was allocated pro rata between all of the Paulson funds (other than Paulson Credit Opportunities Master Limited which will not be a selling stockholder), on the one hand, and all of the Haas Trusts, on the other hand.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or Citigroup Global Markets Inc. toll free at 1-800-831-9146.

This communication should be read in conjunction with the preliminary prospectus supplement, dated May 5, 2009, and the accompanying prospectus, dated February 23, 2007. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.